Exhibit 99.19

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2022

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying annual consolidated financial statements of Collective Mining Ltd. (the “Company”) were prepared by management in accordance with International Financial Reporting Standards. Management acknowledges responsibility for the preparation and presentation of the annual consolidated financial statements, including responsibility for significant accounting judgements and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors of the Company is responsible for ensuring that management fulfills its financial reporting responsibilities and for reviewing and approving the annual consolidated financial statements together with other financial information. An Audit Committee, composed entirely of independent directors of the Company, assists the Board of Directors in fulfilling this responsibility. The Audit Committee, on behalf of the Board of Directors, meets with management to review the internal controls over the financial reporting process, the annual consolidated financial statements together with other financial information of the Company, and the auditor’s report. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the annual consolidated financial statements for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

(signed) Omar Ossma	(signed) Paul Begin

Omar Ossma	Paul Begin
Chief Executive Officer	Chief Financial Officer

Independent auditor’s report

To the Shareholders of Collective Mining Ltd.

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Collective Mining Ltd. and its subsidiaries (together, the Company) as at December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

What we have audited

The Company’s consolidated financial statements comprise:

·	the consolidated statement of financial position as at December 31, 2022 and 2021;

·	the consolidated statement of operations and comprehensive loss for the years then ended;

·	the consolidated statement of cash flows for the years then ended;

·	the consolidated statement of changes in equity for the years then ended; and

·	the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

Key audit matters

We have determined that there are no key audit matters to communicate in our report.

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Other information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

·	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

·	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

·	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

·	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

·	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

·	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Marelize Barber.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

April 21, 2023

COLLECTIVE MINING LTD.

Consolidated Statement of Financial Position

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

As at	Note	December 31, 2022	December 31, 2021
		$	$
ASSETS
Current assets:
Cash and cash equivalents	16(a)	8,503,274	16,308,805
Receivables and prepaid expenses	7	340,302	391,337
		8,843,576	16,700,142
Non-current assets:
Equipment and other fixed assets	8	493,576	343,749
Long-term VAT receivable	10	802,381	222,096
		1,295,957	565,845
Total assets		10,139,533	17,265,987
LIABILITIES AND EQUITY
Current liabilities:
Account payables and accrued liabilities		1,663,048	1,566,035
Warrants liability	11	1,462,126	–
Current portion of lease liability	12	31,538	55,727
		3,156,172	1,621,762
Non-current liabilities:
Lease liability	12	45,073	65,927
		45,073	65,927
		3,201,785	1,687,689
Equity:
Share capital	17	31,655,207	25,192,092
Contributed surplus		11,558,338	9,393,189
Deficit		(36,275,797)	(19,006,983)
		6,937,748	15,578,298
Total liabilities and equity		10,139,533	17,265,987

Commitments and contingencies	23
Subsequent events	24

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors:

(signed) Ari Sussman	(signed) Paul Murphy
Director	Director

COLLECTIVE MINING LTD.

Consolidated Statement of Operations and Comprehensive Loss

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

For the year ended	Note	December 31, 2022	December 31, 2021
		$	$
Expenses
Exploration and evaluation	21(a)	(11, 283,095)	(7,014,792)
General and administration	21(b)	(5,129,899)	(3,191,386)
RTO Transaction and public listing costs	19(a)	–	(1,512,215)
		(16,412,994)	(11,718,393)
Other income (expenses)
Revaluation of warrants liability	11(a),(c)	(489,499)	(5,087,559)
Foreign exchange loss		(438,092)	(327,953)
Other (expense) income		(49,921)	(23,520)
Net loss before finance items and income tax		(17,390,506)	(17,157,425)
Finance income (expense)
Interest income		232,218	–
Finance costs	21(c)	(110,526)	(149,088)
Net loss before income tax		(17,268,814)	(17,306,513)
Income tax		–	–
Net loss and comprehensive loss		(17,268,814)	(17,306,513)

Basic and diluted loss per common share	18	(0.36)	(0.47)
Weighted average common shares outstanding, basic and diluted	18	48,470,352	36,476,417

The accompanying notes are an integral part of these consolidated financial statements.

COLLECTIVE MINING LTD.

Consolidated Statement of Cash Flows

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

For the year ended	Note	December 31, 2022	December 31, 2021
		$	$
Cash flows used in operating activities
Net loss		(17,268,814)	(17,306,513)
Items not involving cash and cash equivalents:
Public listing cost	19(a)	–	1,309,047
Revaluation of warrants liability	11(a),(c)	489,499	5,087,559
Finance costs	21(c)	110,526	149,088
Foreign exchange loss		432,799	327,953
Share-based compensation	21(b)	2,165,150	780,042
Depreciation and amortization	21(a),(b)	212,282	115,058
Net changes in working capital items	22	(362,695)	1,670,358
		(14,221,253)	(7,867,408)
Cash flows from financing activities
Cash proceeds from issuance of subscription units	11(a), 19(b)	7,890,716	12,427,506
Cash costs related to issuance of subscription units	11(a)	(589,654)	–
Financing costs paid	21(c)	(82,901)	(100,930)
Cash proceeds from warrant exercises	19	–	10,789,874
Cash received from option exercises		134,680	109,089
Loan and related party payables		–	(83,449)
Lease payments	12	(88,993)	(72,299)
		7,263,848	23,069,791
Cash flows used in investing activities
Acquisition of fixed assets	8	(319,013)	(232,094)
Acquisition of intangible assets		–	(1,936)
		(319,013)	(234,030)
Net change in cash and cash equivalents during the year		(7,276,418)	14,968,353
Cash and cash equivalents, opening balance		16,308,805	1,717,385
Foreign exchange effect on cash balances		(529,113)	(376,933)
Cash and cash equivalents, ending balance		8,503,274	16,308,805

The accompanying notes are an integral part of these consolidated financial statements

COLLECTIVE MINING LTD.

Consolidated Statement of Changes in Equity

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

	Note	Number of shares issued and outstanding	Share capital	Contributed surplus	Deficit	Total
			$	$	$	$
Balance January 1, 2022		47,386,715	25,192,092	9,393,189	(19,006,983)	15,578,298
Issuance of shares – Offering	11(a)	4,783,400	7,890,716	–	–	7,890,716
Fair value of warrants issued	11	–	(972,627)	–	–	(972,627)
Exercise of options	17(b)	601,667	134,680	–	–	134,680
Share-based compensation	20	–	–	2,165,149	–	2,165,149
Share issue costs	11(b)	–	(589,654)	–	–	(589,654)
Net loss for the year		–	–	–	(17,268,814)	(17,268,814)
Balance December 31, 2022		52,771,782	31,655,207	11,558,338	(36,275,797)	6,937,748
Balance January 1, 2021		21,617,465	3,050,813	542,698	(1,700,470)	1,893,041
Issuance of shares – RTO	19(a)	2,785,000	1,772,606	–	–	1,772,606
Issuance of shares – Private placement	19(b)	15,000,000	12,427,506	–	–	12,427,506
Fair value of warrants issued	19(b)	–	(2,880,258)	–	–	(2,880,258)
Finders’ Units	19(c)	534,500	340,200	102,633	–	442,833
Exercise of warrants	19(b), (c)	6,762,250	10,789,874	7,967,816	–	18,757,690
Exercise of options	20	687,500	109,089	–	–	109,089
Share-based compensation	20	–	–	780,042	–	780,042
Share issue costs	19(b)	–	(417,738)	–	–	(417,738)
Net loss for the year		–	–	–	(17,306,513)	(17,306,513)
Balance December 31, 2021		47,386,715	25,192,092	9,393,189	(19,006,983)	15,578,298

The accompanying notes are an integral part of these consolidated financial statements.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Tabular dollar amounts represent United States (“U.S.”) dollars, unless otherwise shown. References to C$/CAD and COP are to Canadian dollars and Colombian pesos, respectively.

1.	NATURE OF OPERATIONS

Collective Mining Ltd. (“CML”) is the resulting issuer upon completion of a three-cornered amalgamation between Collective Mining Inc. (“CMI” or “Old Collective”) and POCML 5 Inc. (“POCML”), a company listed on the Toronto Stock Venture Exchange (the “TSXV”), resulting in a reverse take-over of POCML by CMI (the “RTO” or the “RTO Transaction”) on May 20, 2021. (See Note 14).

CMI was incorporated under the Business Corporations Act (Ontario) on February 11, 2020 and was the holding company of the wholly-owned subsidiary Collective Mining Limited, a Bermuda company incorporated under the Bermuda Companies Act 1981. In addition, wholly owned subsidiaries, incorporated in Colombia, hold certain exploration properties. Prior to May 20, 2021, CMI was controlled by a founding shareholder, who is also the Executive Chairman of the Board of Directors.

On May 20, 2021, pursuant to the closing of the RTO, CML’s common shares were accepted for listing and began trading on the TSXV under the symbol “CNL”. On July 18, 2022, the Company’s shares began trading on the OTCQX® Best Market under the symbol “CNLMF”.

The registered office for CML is located at 82 Richmond St E 4th Floor Toronto, Ontario, Canada.

CML and its subsidiaries (collectively referred to as the “Company”) are principally engaged in the acquisition, exploration and development of mineral properties located in Colombia. The Company principally carries on business through an Ontario corporation and a foreign company branch office in Colombia.

To date, the Company has not generated any revenue from mining or other operations as it is considered to be in the exploration stage.

2.	BASIS OF PREPARATION

Statement of Compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), effective for the year ended December 31, 2022, applicable to companies reporting under IFRS, and have been consistently applied unless otherwise indicated.

These consolidated financial statements were approved and authorized by the Board of Directors of the Company on April 21st, 2023.

Basis of Measurement

These consolidated financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities, which are measured at fair value.

Basis of Consolidation

Subsidiaries

Subsidiaries are entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date the control ceases. Any remaining interest in the entity is re-measured to fair value on the date when control is lost, with the change in carrying amount recognized in profit or loss.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

The principal subsidiaries of the Company, their activities, and their geographic locations as at December 31, 2022 were as follows:

Name	Country of incorporation	Nature of business
Collective Mining Limited	Bermuda	Exploration
Minerales Provenza SAS	Colombia	Intermediate holding company
Minera Campana SAS	Colombia	Exploration

Intercompany transactions, balances and unrealized gains and losses on transactions between group entities are eliminated. Accounting policies of subsidiaries are consistent with the policies adopted by the Company.

Functional and Reporting Currency

The functional currency of the Company and its subsidiaries is the U.S. dollar. Functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”). All financial information in these consolidated financial statements has been presented in U.S. dollars, except when otherwise indicated.

3.	CRITICAL ACCOUNTING ESTIMATES, JUDGEMENTS AND ASSUMPTIONS

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and expenditures on the financial statements. These estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances, taking into account previous experience. Actual results could differ from those estimates and such differences could be material. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. Information about estimates, assumptions and other sources of estimation uncertainty as at December 31, 2022 that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year are as follows:

(a)	Functional currency:

Management is required to assess the functional currency of each entity of the Company. In concluding the functional currencies of the parent and its subsidiary companies, management considered the currency that both mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates and in which a significant portion of costs are denominated or contracted. While the local currency generally influences the goods and services received in each jurisdiction in which the Company operates, a significant portion of the Company’s costs are denominated, negotiated and/or contracted in U.S. dollars, the majority of which relate to exploration activities. As a result, the Company also considered secondary indicators including the currency in which funds from financing activities are retained by the parent to fund subsidiary operations.

(b)	Warrants and share-based compensation:

The Company issues common share purchase warrants as part of unit placements in equity financing raises and also provides compensation benefits to employees, directors and officers through a stock option plan. The fair value of each warrant or option award is estimated using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of comparable companies and the company’s own volatility. The risk-free rate for the expected term of the warrant or option is based on the Government of Canada yield curve in effect at the time of issue or grant. Management judgement is utilized to estimate option forfeiture behaviour with the valuation model in respect of options.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Foreign currency translation

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions or valuation where items are re-measured. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the period-end exchange rate. Non-monetary items which are measured at historical cost in a foreign currency are translated at the exchange rate at the date of the initial recognition of the transaction. Revenue, expense items and capitalized exploration expenditures are translated using the rate at the date of the transaction, except for depreciation and amortization, which are translated at historic rates.

(b)	Financial instruments

Measurement – Initial Recognition

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. On initial recognition, all financial assets and liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as fair value through profit or loss (“FVTPL”). Transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities. Management determines the classification on initial recognition.

Financial Assets

Financial assets are classified and measured at FVTPL, fair value through other comprehensive income (“FVOCI”), or amortized cost, as appropriate. The classification depends on the purpose for which the financial assets were acquired.

Financial assets are classified as FVTPL when the financial asset is either held for trading or is designated as FVTPL. Realized and unrealized gains and losses arising from changes in fair value are recognized in profit or loss.

Financial assets classified as FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election on initial recognition to measure the assets at FVOCI. The Company currently has no financial assets classified as FVOCI.

Financial assets at amortized cost are non-derivative financial assets that are held for collection of contractual cash flows, where those cash flows represent repayments of principal and interest. The Company’s cash and cash equivalents and receivables are classified as financial assets at amortized cost.

Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or equity in accordance with the substance of the contractual arrangements.

Financial liabilities are measured at amortized cost unless they are required to be measured at FVTPL or the Company has elected to measure the financial liability at FVTPL. The Company’s accounts payable and accrued liabilities are classified as financial liabilities at amortized cost.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized as proceeds received, net of direct issue costs.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Derivatives

Derivative assets and liabilities include derivative financial instruments that do not qualify as hedges or are not designated as hedges and are classified as FVTPL.

Warrants Liability

From time to time, the Company has common share purchase warrants denominated in Canadian dollars, which are classified as derivative financial liabilities, presented as warrants liability and measured at fair value until the instruments are exercised or extinguished (“Warrants”). Fair value of exercised warrants is transferred to contributed surplus at the exercise date. Warrants that expire unexercised are considered extinguished. Gains or losses on extinguishment are recognized in profit or loss. Proceeds from unit placements are allocated between shares and Warrants issued on the residual fair value method within the unit. Fair value for the Warrants is determined using the Black-Scholes option pricing model. Incremental costs directly attributable to unit placements, including the value of any additional units issued to eligible finders of the unit placements (“Finders’ Units”), are allocated on a pro-rata basis between shares and Warrants, with the portion allocated to Warrants recognized as an expense in the statement of operations and comprehensive loss. Any gain or loss arising from the revaluation of a Warrant, except for finders’ warrants, is recognized in profit or loss.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire or are transferred or when the Company no longer retains substantially all the risks and rewards of ownership. On derecognition, the difference between the carrying amount measured at the date of derecognition and consideration received is recognized in profit or loss, except for financial assets at FVOCI, for which the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognized in profit or loss.

(c)	Cash and cash equivalents

Cash and cash equivalents include cash on hand or on deposit with banks, short-term investments which are readily convertible into cash or which have maturities of 90 days or less.

(d)	Properties, plant and equipment

Properties, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of an asset consists of its purchase price, any directly attributable costs of bringing the asset to its present working condition and location for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably.

Depreciation of an asset begins when it is available for use, that is when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Depreciation of each asset is calculated using the straight-line method or units of production, as appropriate, to allocate its cost less its residual value over its estimated useful life, as follows:

Computer equipment	3 years
Exploration equipment and structures	5 years

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

The assets’ residual values and useful lives are reviewed, and adjusted, if appropriate, at each balance sheet date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the statement of operations and comprehensive loss.

(e)	Exploration and evaluation expenditures, mineral interests and mineral development costs

Exploration and evaluation expenditures relate to those activities involving the search for mineral deposits with economic potential, the process of obtaining more information about existing mineral deposits, the determination of technical feasibility and the assessment of commercial viability of a mineral interest.

The Company expenses all exploration and evaluation expenditures, including all expenditures incurred under option agreements, within an area of interest until management determines the mineral interest to be technically feasible and commercially viable.

Technical feasibility and commercial viability of a mineral interest generally coincide with the establishment of proven and probable reserves; however, this determination may be impacted by management’s assessment of certain modifying factors, including, but not limited to the status of environmental permit applications and the status of mining leases or permits. Upon demonstrating technical feasibility and commercial viability, all subsequent costs directly relating to the development and advancement of the related mineral interest are capitalized as mineral development costs within properties, plant and equipment.

(f)	Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the lease commencement date.

Right-of-use assets

The right-of-use asset is initially measured based on the initial amount of the lease liability, adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. Right-of-use assets are classified as other fixed assets in the consolidated statement of financial position.

The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option.

Lease liabilities

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is measured at amortized cost using the effective interest method. Interest recognized on the consolidated statement of operations and comprehensive loss is classified as a financing cost.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. A corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero upon remeasurement of the liability.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

(g)	Intangible assets

Intangible assets are comprised of computer software acquired and are measured on initial recognition at cost, being its purchase price plus any directly attributable costs of preparing the asset for its intended use. Following initial recognition, intangible assets are carried at cost less any accumulated amortization, calculated on a straight-line basis over their useful lives, and any accumulated impairment losses.

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of operations and comprehensive loss when the asset is de-recognized.

(h)	Provisions

Provisions are recognized when a present legal or constructive obligation exists as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate credit-adjusted risk- free rate.

(i)	Share capital and contributed surplus

Share capital

Amounts received for the issuance of shares are recognized as an increase in share capital, including amounts received upon exercise of options or warrants. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from share capital.

Proceeds from unit placements are allocated between shares and warrants issued on the residual fair value method within the unit, using the Black-Scholes option pricing model to determine fair value for the warrants. Incremental costs directly attributable to unit placements, including the value of any Finders’ Units issued, are allocated on a pro-rata basis between shares and warrants, with the portion allocated to shares recognized as a deduction from share capital.

Contributed surplus

Additional capital contributions received with no corresponding issuance of shares are recognized as contributed surplus. Upon exercise of Warrants, the fair value of the Warrants on the date of exercise are recognized in contributed surplus.

Contributed surplus – warrants reserve

Any warrants issued as part of Finders’ Units (“Finders’ Warrants”) are valued on the date on which service was received, included in incremental costs attributable to unit placements, allocated between shares and warrants accordingly and classified as warrants reserve, a component of contributed surplus. Subsequent to issue Finders’ Warrants are not revalued.

Contributed surplus – share-based payments

The Company has a stock option plan for its employees, directors and other eligible participants (“Participants”).

Stock options are granted to Participants to purchase common shares at a price determined at the time of grant. Fair value for stock options granted is determined on grant date using the Black-Scholes option-pricing model. Share-based compensation expense is recorded over the period the options vest, with a corresponding increase to contributed surplus. The Company issues new common shares to satisfy stock option exercises, with the proceeds received, net of any directly attributable transaction costs, credited to share capital.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

(j)	Share-based payments

The Company has a stock option plan for its employees, directors and other eligible participants (“Participants”).

Stock options are granted to Participants to purchase common shares at a price determined at the time of grant. Fair value for stock options granted is recognized on a graded vesting method of amortization over the period during which the employee becomes entitled to exercise these equity instruments. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest and the share-based compensation expense is recorded, with a corresponding increase to contributed surplus.

(k)	Loss per share

Basic loss per share is computed by dividing loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and their equivalents are reflected in diluted earnings per share by application of the treasury stock method. The treasury stock method calculates the dilutive effect of share options assuming that the proceeds to be received on the exercise of share options are applied to repurchase common shares at the average market price of the period.

(l)	Income taxes

Current income taxes are recognized for the estimated income taxes payable or recoverable for the current year. Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities. Deferred income tax assets and liabilities are measured using substantially enacted tax rates that apply for the years in which the temporary differences are expected to be recovered or settled. Deferred income tax assets are recognized to the extent that it is probable that the asset will be realized.

5.	NEW ACCOUNTING STANDARDS

The following revised standards and amendments, unless otherwise stated, are effective on or after January 1, 2023, with early adoption permitted, and have not been applied in preparing these consolidated financial statements. The Company does not plan to adopt any of these standards before they become effective.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

(a)	IAS 1, Presentation of Financial Statements (“IAS 1”) was amended to clarify the classification of liabilities between current and noncurrent to be based on the rights that exist at the end of the reporting period and that such classification is unaffected by the expectations of the entity or events after the reporting date. The changes must be applied retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”) and are effective on or after January 1, 2024, with early adoption permitted.

The Company does not expect an impact to its consolidated financial statements on adoption.

(b)	IAS 1 was also amended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are effective on or after January 1, 2023.

The Company does not expect an impact to its consolidated financial statements on adoption.

6.	OPERATING SEGMENTS

An operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity’s chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The Company’s operations comprise a single reporting operating segment engaged in mineral development and exploration in Colombia.

7.	RECEIVABLES AND PREPAID EXPENSES

Receivables and prepaid expenses are made up of the following:

As at	December 31, 2022	December 31, 2021
	$	$
Prepaid expenses	266,325	198,098
Advance to suppliers	31,201	172,358
Other receivables (a)	42,776	20,881
	340,302	391,337

(a)	Other receivables

Included in other receivables is $42,776 (December 31, 2021 – $20,881) of Harmonized Sales Tax (“HST”) refund receivable in Canada.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

8.	EQUIPMENT AND OTHER FIXED ASSETS

Equipment and other fixed assets consist of the following:

	Exploration Equipment and structures	Computer Equipment	Leasehold Improvement	Right of use assets - ROU (a)	Total
	$	$	$	$	$
Opening net book value, January 1, 2022	73,398	70,735	81,270	118,346	343,749
Additions	159,230	57,095	102,685	84,633	403,643
Changes in ROU (interest rate and inflation)	–	–	–	3,760	3,760
Disposals and write-downs	–	–	–	(45,294)	(45,294)
Depreciation (b)	(39,265)	(41,549)	(62,852)	(68,616)	(212,282)
Net book value, December 31, 2022	193,363	86,281	121,103	92,829	493,576
Balance, December 31, 2022
Cost	249,854	149,221	195,911	139,784	734,770
Accumulated depreciation	(56,491)	(62,940)	(74,808)	(46,955)	(241,194)
Net book value	193,363	86,281	121,103	92,829	493,576

	Exploration Equipment and structures	Computer Equipment	Leasehold Improvement	Right of use assets (a)	Total
	$	$	$	$	$
Opening net book value, January 1, 2021	20,315	20,971	–	124,563	165,849
Additions	68,558	70,311	93,226	51,391	283,486
Disposals and write-downs	–	–	–	–	–
Depreciation (b)	(15,475)	(20,547)	(11,956)	(57,608)	(105,586)
Net book value, December 31, 2021	73,398	70,735	81,270	118,346	343,749
Balance, December 31, 2021
Cost	90,624	92,125	93,226	187,278	463,253
Accumulated depreciation	(17,226)	(21,390)	(11,956)	(68,932)	(119,504)
Net book value	73,398	70,735	81,270	118,346	343,749

(a)	Right of use assets

Right of use assets as at December 31, 2022, are comprised of a warehouse lease with an initial term of 2 years plus an extension for an additional term of 2 years, and a land lease with a term of 3 years. The value of additions is determined as the present value of lease payments at the inception of the lease (see Note 12).

(b)	Depreciation

Depreciation expense for the year ended December 31, 2022 of $203,473 and $8,809, respectively (December 31, 2021 – $100,916 and $4,670 respectively), was recognized within exploration and evaluation expenses and general and administration expenses in the consolidated statement of operations and comprehensive loss (see Note 21(a),(b))

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

9.	MINERAL INTERESTS

(a)	Guayabales Project

The Guayabales project is comprised of exploration applications, exploration titles and three option agreements. The Company entered into two option agreements (the “First Guayabales Option” and the “Second Guayabales Option”) with third parties to explore, develop and acquire property within the Guayabales Project and during the fourth quarter of 2021, the Company secured option agreements to purchase surface rights for a two-year period (see Note 23). The Guayabales Project is located in the Middle Cauca belt in the Department of Caldas, Colombia.

Details of the two first option agreements are as follows:

i.	First Guayabales Option

On June 24, 2020, the Company entered into the First Guayabales Option. The terms of the agreement are as follows:

Phase 1:

The Company must incur a minimum of $3,000,000 of exploration and evaluation expenditures in respect of such property within the First Guayabales Option and make total option payments of $2,000,000 over a maximum four-year term ending on or before June 24, 2024, to proceed to Phase 2 of the agreement.

Phase 2:

To acquire a 90% interest in the property within the First Guayabales Option, the Company must incur a minimum of $10,000,000 of exploration and evaluation expenditures in respect of such property and make total option payments $2,000,000, payable in equal instalments of $166,666 semi-annually over a maximum six-year term, commencing at the end of Phase 1.

Phase 3:

To acquire the remaining 10% interest in the property within the First Guayabales Option, the Company has the following options:

●	provide notice that the Company has elected to pay a 1% NSR commencing on the first calendar day of each month after 85% of the processing plant capacity has been achieved in exchange for the remaining 10% interest;

●	acquire 0.625% each year to a total of 10% by paying $250,000 semi-annually, commencing at the end of Phase 2, to a total of $8,000,000 in lieu of the NSR; or

●	pay a one-time payment of $8,000,000 in lieu of the NSR.

In addition, the Company is required to fund and complete all development and construction activities to bring the project to commercial production.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Summary:

The following is a summary of the option payments and exploration expenditures required to acquire 100% of the property under the First Guayabales Option:

		Option Payments	Exploration Expenditures	Total
		$	$	$
Phase 1	June 24, 2020 – June 24, 2024	2,000,000	3,000,000	5,000,000
Phase 2	June 24, 2024 – June 24, 2030	2,000,000	10,000,000	12,000,000
Phase 3	To commercial production	8,000,0001	–	8,000,000
		12,000,000	13,000,000	25,000,000

1	Based on the assumption that the Company does not elect to pay the NSR.

The Company has the option to terminate the agreement at any time, upon notification to the optionor. As a result, the Company has not recognized any option payments payable in the future under the agreement in the consolidated statement of financial position.

For the year ended December 31, 2022, the Company has recognized $6,255,358 (year ended December 31, 2021 – $2,533,076), including option payments of $500,000 (year ended December 31, 2021 – $400,000), as exploration and evaluation expense in the annual consolidated statement of operations in respect of the First Guayabales Option.

As at December 31, 2022, and from inception of the agreement, the Company has recognized a total of $8,211,352 (year ended December 31, 2021 – $2,578,376) as exploration and evaluation expenditures in respect of the minimum expenditures required under the Option agreement and has made total option payments of $1,250,000 (year ended December 31, 2021 – $750,000) required within the agreement.

ii.	Second Guayabales Option

On January 4, 2021, the Company entered into the Second Guayabales Option. The terms of the agreement are as follows:

Phase 1:

The option agreement provides the Company the right to explore the property within the Second Guayabales Option over a four-year term, expiring on January 2, 2025, for total payments over the term of the agreement of $1,750,000.

For the year ended December 31, 2022, the Company has recognized $263,673 (year ended December 31, 2021 – $1,788,907), including option payments of $250,000 (year ended December 31, 2021 – $1,000,000), as exploration and evaluation expense in the annual consolidated statement of operations in respect of Phase I of the Second Guayabales Option.

Phase 2:

The option agreement provides the Company the right to explore the property within the Second Guayabales Option over a second four-year term between January 2, 2025 to January 2, 2029 for total payments over the term of $1,000,000.

Phase 3:

Upon completion of Phase 2, the Company is required to pay a total of $4,300,000 over a two-year period ending on January 2, 2031 to acquire 100 percent of the property within the Second Guayabales Option.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Summary:

The following is a summary of the option payments to acquire the property under the Second Guayabales Option:

$
Total Phase 1	1,750,000
Total Phase 2	1,000,000
Total Phase 3	4,300,000
7,050,000

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

(b)	San Antonio Project

On July 9, 2020, the Company entered into an option agreement with a third party to acquire the San Antonio Project. The San Antonio project is located approximately 80km south of Medellín. It is situated in the Middle Cauca belt in the Department of Caldas, Colombia.

The option agreement provides the Company the right to explore, develop and acquire the property over a seven-year term, expiring on July 9, 2027, for total payments over the term of the agreement of $2,500,000. The Company has the option to pay an additional $2,500,000 to the optionor upon reaching commercial production to extinguish the 1.5% NSR on the property that would otherwise be payable to the optionor.

The exploration and development program, including the amount of expenditures, is at the sole discretion of the Company during the term of the agreement.

For the year ended December 31, 2022, the Company has recognized $392,046 (year ended December 31, 2021 – 1,981,911), including option payments of $100,000 (year ended December 31, 2021 – $50,000), as exploration and evaluation expense in the annual consolidated statement of operations and comprehensive loss.

As the Company has the option to terminate the agreement at any time, upon notification to the optionor, the Company has not recognized any option payments payable in the future under the agreement in its consolidated statement of financial position.

10.	LONG-TERM RECEIVABLE

Long-term receivable represents value added taxes in respect of exploration activities that will be recovered when the related project commences production.

11.	WARRANTS LIABILITY

The following represents warrants denominated in Canadian dollars and classified as derivative financial liabilities:

	2022		2021
	Number of warrants	$	Number of warrants	$

Opening balance	–	–	–	–
Subscription Warrants issued (a), (c)	2,391,700	972,627	7,500,000	2,880,258
Warrants exercised (c)	–	–	(6,495,000)	(7,967,813)
Warrants expired (c)	–	–	(1,005,000)	(975,807)
Fair value revaluation of warrants liability (a), (c)	–	489,499	–	6,063,362
Balance, end of year	2,391,700	1,462,126	–	–

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

(a)	Subscription Warrants

On October 25, 2022, the Company closed a Bought Deal Offering (the “Offering”) of C$10,762,650 ($7,890,716), conducted by a syndicate of underwriters, and consisted of the sale of 4,783,400 Units at a price of C$2.25 per Unit.

Each Unit consisted of one common share of CML and one-half share purchase warrant of CML (each whole warrant, a “Subscription Warrant”). Each Subscription Warrant has an exercise price of C$3.25 with an expiry date on April 25, 2024.

The Warrants are classified as derivative financial liabilities as they are denominated in Canadian dollars and the Company’s functional currency is the US dollar. Proceeds from the Offering are allocated between Common Shares and Subscription Warrants on the residual fair value method within the unit.

The issue date fair value of the Warrants was determined to be C$0.55 per warrant with the resulting allocation of the total proceeds for the Offering being:

	C$	$
Warrants liability – Subscription Warrants	1,326,628	972,627
Share capital – Subscription Shares	9,436,022	6,918,089
Total gross proceeds	10,762,650	7,890,716

For the year ended December 31, 2022, the Company recognized a derivative loss of $489,499 (year ended December 31, 2021 – derivative loss of $5,087,559) in the consolidated statement of operations and comprehensive loss for the revaluation of the Warrants.

Fair value for the Subscription Warrants was determined using the Black-Scholes option pricing model using the following weighted average assumptions for the period from October 25, 2022 (date of issue) to December 31, 2022:

Weighted average share price	C$2.26
Weighted average risk-free interest rate	4.11%
Weighted average dividend yield	Nil
Weighted average stock price volatility, based on historical volatility for comparable companies	87%
Weighted average period to expiry (years)	1.41

(b)	Financing Costs

Costs directly attributable to the Offering are made up of commissions and fees for a total of $672,554.

Financing costs are allocated on a pro-rata basis between Shares and Warrants, with the portion allocated to Warrants recognized as an expense and the portion allocated to Shares recognized as a reduction in share capital as follows:

$
Warrants – financing expense	82,900
Shares – share issue costs	589,654
672,554

(c)	2021 Warrants

On May 20, 2021, the Company issued 7,500,000 Warrants. Each Subscription Warrant had an exercise price of C$2.00 per share with an expiry date of May 20, 2024.

As at August 9, 2021, 6,495,000 Subscription Warrants were exercised with total proceeds received of $10,363,272 (C$12,990,000) in respect of the Subscription Warrants. The remaining 1,005,000 unexercised warrants expired. The fair value of the Subscription Warrants exercised was revalued to $7,967,813 and transferred to contributed surplus. The remaining value of the warrants liability was reduced to $nil and recognized in the statement of operations (see Note 19(b),(c)).

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

12.	LEASE LIABILITIES

As at	December 31, 2022	December 31, 2021
	$	$
Opening balance	121,654	142,841
New leases during the year	84,633	51,391
Termination of lease agreement	(45,222)	–
Lease payments	(88,993)	(72,299)
Changes in liability (interest rate and inflation)	(1,608)	–
Interest accretion expense	27,625	23,063
Foreign exchange	(21,478)	(23,342)
Balance, end of the year	76,611	121,654
Current portion	(31,538)	(55,727)
Long-term portion	45,073	65,927

The lease liabilities were measured on inception of the lease at the present value of the lease payments over the lease term, discounted using a weighted average discount rate of 25.29%, based on the Company’s incremental borrowing rate.

Interest accretion expense or amortization of the discount on the lease liability is charged to the consolidated statement of operations and comprehensive loss using the effective interest method.

For the year ended December 31, 2022, the Company made lease payments of $63,886 (year ended December 31, 2021 – $120,683) for contracts with terms of 12 months or less and which were recognized as lease expense within exploration and evaluation expenses.

13.	INCOME TAXES

The Company is incorporated in Ontario, Canada and is subject to income taxes at a combined federal and provincial statutory rate as at December 31, 2022 and 2021 of 26.5%. The tax on the Company’s net income (loss) before tax differs from the amount that would arise using the tax rate applicable to the Company as follows:

As at	December 31, 2022	December 31, 2021
		$
Net loss before income taxes	(17,268,814)	(17,306,913)
Expected income tax recovery	(4,576,236)	(4,586,226)
Foreign tax rates differences	(455,870)	(249,885)
Non-deductible items	875,604	2,133,586
Temporary differences	–	358,599
Adjustments in respect of prior years	169,929	57,117
	(3,986,573)	(2,286,809)
Change in unrecognised deferred tax assets	3,986,573	2,286,809
Income tax expense (recovery)	–	–

The Company and its subsidiaries have not generated any taxable profit in 2022 and 2021. As the Company is in the exploration stage, it is not probable that any tax benefit from available tax losses and tax assets will be realized in the future and therefore, the Company has not recognized their effect in the consolidated statements as at December 31, 2022.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Tax losses and tax assets available in Canada and Colombia to reduce income taxes payable in the future, for which the effect has not been recognized in the consolidated financial statements as at December 31, 2022 are as follows:

As at	December 31, 2022	Expiry Date	December 31, 2021	Expiry date
	$		$
Tax loss – Colombia	17,098,434	2022-2034	7,690,546	2021-2033
Fixed and intangible assets – Colombia	486,184	2022-2032	244,000	2021-2031
Tax loss – Canada	3,651,431	2022-2042	1,374,000	2021-2041
Transaction costs - Canada	209,677	No expiry	210,000	No expiry
Financing costs – Canada	672,554	No expiry	465,219	No expiry

Underlying tax losses and tax assets in Colombia are denominated in Colombian pesos.

14.	RELATED PARTY TRANSACTIONS

Related parties include management, the Board of Directors, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions.

Compensation of key management personnel

Key management includes independent directors, the executive chairman of the board of directors (the “Chairman”), the president and chief executive officer (“CEO”) and the chief financial officer (“CFO”). The remuneration of members of key management personnel were as follows:

	For the year ended December 31, 2022	For the year ended December 31, 2021
	$	$
Management salaries and benefits	1,080,055	1,058,142
Share-based payments	530,020	152,576
	1,610,075	1,210,718

In accordance with IAS 24, key management personnel are those having authority and responsibility for planning, directing, and controlling the activities of the Company.

15.	FINANCIAL INSTRUMENTS

Financial Instrument Disclosures

Details of the significant accounting policies and methods adopted (including the criteria for recognition, the bases of measurement and the bases for recognition of income and expenses) for each class of financial asset and financial liability are disclosed in Note 4.

Fair value measurement

Fair market value represents the amount that would be exchanged in an arm’s length transaction between willing parties and is best evidenced by a quoted market price, if one exists.

Fair value measurement is determined based on the fair value hierarchy as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3: Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

The carrying values for financial assets and liabilities for cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate their fair values as at December 31, 2022.

Other financial liabilities as at December 31, 2022 (December 31, 2021 – $nil) were as follows:

As at December 30, 2022	FVTPL	FVOCI	Amortized Cost	Total
	$	$	$	$
Financial liabilities
Warrants liability (level 2)	1,462,126	–	–	1,462,126

There were no transfers between the fair value hierarchy during the year ended December 31, 2022.

16.	FINANCIAL AND CAPITAL RISK MANAGEMENT

(a)	Financial Risk Management

The Company’s activities expose it to a variety of financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

Risk management is carried out by the Company’s management with guidance from and policies approved by the Board of Directors.

Financial risk factors

Foreign currency risk

Foreign currency risk arises from future commercial transactions and recognized assets and liabilities denominated in currency that is not the entity’s functional currency. The Company’s functional currency is the U.S. dollar. The Company conducts some of its operating, financing and investing activities in currencies other than the U.S. dollar. The Company is therefore subject to gains and losses due to fluctuations in these currencies relative to the U.S. dollar. The Company does not use derivative instruments to hedge exposure to foreign exchange risk.

At year end the exchange rate was COP:US$ 4,810.20 based on Banco de la Republica - Colombia (COP:US$ 3,981.16 in 2021), and COP:US$ 4,255.44 was the average in 2022 (COP:US$ 3,743.09 was the average in 2021).

At year end the exchange rate was CAD:US$ 0.7383 based on Bank of Canada (CAD:US$ 0.7887 in 2021), and CAD:US$ 0.7692 was the average in 2022 (CAD:US$ 0.7979 was the average in 2021).

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

The Company had the following foreign currency balances:

As at December 31, 2022	Foreign Currency	Foreign Balance	$
Cash and cash equivalents	COP (000’s)	24,360,600	5,064,363
Cash and cash equivalents	CAD	2,802,646	2,069,290
Receivables	COP (000’s)	4,852,621	1,008,819
Receivables	CAD	57,936	42,776
Accounts payable and accrued liabilities	COP (000’s)	(4,532,318)	(942,231)
Accounts payable and accrued liabilities	CAD	(127,509)	(94,144)
Warrants	CAD	(1,980,303)	(1,462,126)
Lease liability	COP (000’s)	(368,515)	(76,611)
As at December 31, 2021	Foreign Currency	Foreign Balance	$
Cash and cash equivalents	COP (000’s)	25,077,015	6,298,922
Cash and cash equivalents	CAD	1,042,895	822,602
Receivables	COP (000’s)	2,083,482	526,783
Receivables	CAD	26,473	20,881
Accounts payable and accrued liabilities	COP (000’s)	(3,835,494)	(963,411)
Accounts payable and accrued liabilities	CAD	(92,515)	(72,973)
Lease liability	COP (000’s)	(484,324)	(121,654)

Credit risk

Credit risk is the risk of loss associated with a counter party’s inability to fulfil its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents and receivables. The Company has no significant concentration of credit risk arising from its properties. The majority of the Company’s cash and cash equivalents are held with banks in Canada and Colombia. Funds held in banks in Colombia are limited to yearly forecasted Colombian denominated expenses. The Company limits material counterparty credit risk on these assets by dealing with financial institutions with credit ratings of at least “A” or equivalent, or those which have been otherwise approved. Receivables mainly consist of receivables for refundable commodity taxes in Canada. Management believes that the credit risk concentration with respect to remaining amounts receivable is minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity. The Company manages its liquidity risk by proactively mitigating exposure through cash management, including forecasting its liquidity requirements with available funds and anticipated investing and financing activities.

As of December 31, 2022, the cash balance was $8,503,000. On October 25, 2022, the Company closed the Offering for $7,891,000 (C$10,763,000). However, the cash balance is not sufficient to meet all of its future obligations in respect of the option contracts in note 9 and if the Company elects to exercise all its options in respect of all the contracts. Thus, continued operations of the Company are dependent on its ability to develop a sufficient financing plan, receive continued financial support from existing shareholders and/or new shareholders or through other arrangements, complete sufficient public equity financing, or generate profitable operations in the future.

Interest rate risk

Interest rate risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities. The Company’s cash balances are not subject to significant interest rate risk as balances are current.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

(b)	Capital Management

The Company manages its capital to maintain its ability to continue as a going concern in order to pursue the exploration and evaluation of its mineral interests. The Company mainly relies on equity issuances to raise new capital. The capital structure of the Company includes the components of equity as well as cash and cash equivalents.

On November 10, 2021, the Company filed a short form base shelf prospectus which will allow the Company to issue common shares, warrants, subscriptions receipts, units of debt securities among others for up to an aggregate total of C$100,000,000. The base shelf prospectus is effective until December 2023.

In connection with the base shelf prospectus:

-	On October 25, 2022, the Company closed the Offering for a total of $7,891,000 (C$10,763,000) which consisted of the sale of 4,783,400 units at a price of C$2.25 per unit (See Note 11(a)).

-	On March 22, 2023, the Company closed a bought deal financing for a total of $21,882,000 (C$30,005,000) which consisted of the sale of 7,060,000 shares at a price of C$4.25 per share.

As of April 21, 2023, the remaining balance of the base shelf prospectus is C$59,232,000

The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to estimates to ensure that there is sufficient capital on hand to meet ongoing obligations. The Company maintains its cash in highly liquid short-term deposits which can be liquidated immediately without interest or penalty.

The Company’s overall strategy with respect to capital risk management has remained consistent for the year ended December 31, 2022.

17.	SHARE CAPITAL

(a)	Authorized

Authorized share capital consists of an unlimited number of common shares without par value. All issued shares are fully paid. No dividends have been paid or declared by the Company since inception.

(b)	Issued

During the years ended December 31, 2022 and 2021, the Company issued shares resulting from the following transactions:

2022 Transactions

i.	The Company issued 601,667 common shares resulting from the exercise of stock options (See Note 20).

ii.	On October 25, 2022, the Company issued 4,783,400 common shares upon closing of the Offering. Proceeds from the Offering of C$10,763,000 ($7,890,716) were allocated between Common Shares and Warrants on a pro-rata basis of their fair value within the unit of which $6,918,089 was allocated to Common Shares (See Note 11(a)). Common Share issue costs of $589,654 (See Note 11(b)) were recognized as a reduction in share capital.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

2021 Transactions

iii.	On January 5, 2021, the Company issued 500,000 common shares resulting from the exercise of stock options (See Note 20(a)).

iv.	On May 20, 2021, the Company issued 2,785,000 common shares to original POCML shareholders on closing of the RTO. The fair value of shares was determined to be $1,772,606 (See Note 19(a)).

v.	On May 20, 2021, the Company issued 15,000,000 common shares upon closing of the Private Placement. Proceeds from the Private Placement of C$15,000,000 ($12,427,506) were allocated between Subscription Shares and Subscription Warrants on a pro-rata basis of their fair value within the unit of which $9,547,248 was allocated to Subscription Shares (See Note 19(b)). Share issue costs of $417,739 (See Note 19(b)) were recognized as a reduction in share capital.

From July 1, 2021, to August 9, 2021, the Company issued 6,495,000 common shares and received total proceeds of C$12,990,000 ($10,363,272) as a result of the exercise of the Subscription Warrants (See Note 19(b)).

vi.	On May 20, 2021, the Company issued 534,500 common shares as part of the Subscription Units issued to eligible finders (the “Finders’ Shares”) (See Note 19(c)). The value allocated to the Finders’ Shares was $340,200.

From July 1, 2021, to August 9, 2021, the Company issued 267,250 common shares and received total proceeds of C$534,500 ($426,602) as a result of the exercise of the Finders’ Warrants (See Note 19(c)).

18.	EARNINGS PER SHARE

(a)	Basic

Basic earnings (loss) per share are calculated by dividing net income (loss) attributable to equity holders of the Company by the weighted average number of common shares outstanding as follows:

	For the year ended December 31, 2022	For the year ended December 31, 2021

Net loss	$(17,268,814)	$(17,306,513)
Weighted average number of common shares outstanding	48,470,352	36,476,417
Basic net loss per common share	$(0.36)	$(0.47)

(b)	Diluted

The Company incurred a net loss for the year ended December 31, 2022 and December 31, 2021; therefore, all outstanding stock options and share warrants have been excluded from the calculation of diluted loss per share since the effect would be anti-dilutive.

19.	2021 REVERSE TAKE-OVER AND PRIVATE PLACEMENT

(a)	Reverse Take-Over

On May 20, 2021, Old Collective and POCML completed a business combination agreement whereby POCML acquired all the issued and outstanding shares of Old Collective through a three-cornered amalgamation and resulting in a reverse take-over of POCML by Old Collective (the “RTO Transaction”) and constituted POCML’s qualifying transaction pursuant to TSXV Policy 2.4. The resulting issuer company was renamed to Collective Mining Ltd.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

On closing of the RTO, the Company issued 2,785,000 common shares to original POCML shareholders. The fair value of CML per share on closing of the RTO Transaction was determined as C$0.77 per share, resulting in a total fair value of $1,772,606 determined as the purchase consideration for the RTO Transaction. In accordance with IFRS 2, any excess of the fair value of the shares issued by the Company over the fair value of the net monetary assets of POCML acquired is recognized as an expense of listing Old Collective on the TSXV.

$
Fair value of POCML net assets acquired, May 20, 2021	463,559
Public listing costs expensed	1,309,047
Fair value of 2,785,000 CML shares issued to original POCML shareholders, May 20, 2021	1,772,606

Upon the closing of the RTO, assets and liabilities of OldCo were recognized by the Resulting Issuer at carrying values whereas POCML assets and liabilities were accounted for at their fair value. POCML’s share capital, contributed surplus and deficit at the time of the RTO Transaction were eliminated and costs totalling $203,168 incurred in respect of the RTO Transaction were expensed. As a result, total RTO Transaction costs including the public listing costs was $1,512,215.

(b)	Private Placement

In 2021, in conjunction with the Transaction, the Company closed a C$15,000,000 non-brokered private placement (the “Private Placement”) in the form of subscription receipts (“Subscription Receipts”) at a price of C$1.00 per Subscription Receipt.

Each Subscription Receipt holder received one unit in the capital of the Company at a price of C$1.00 per unit (a “Subscription Unit). Each Subscription Unit consisted of one common share of CML (a “Subscription Share”) and one-half share purchase warrant of CML (each whole warrant, a “Subscription Warrant”). Each Subscription Warrant had an exercise price of C$2.00 per share with an expiry date of May 20, 2024, which was accelerated to August 9, 2021.

As at August 9, 2021, 6,495,000 Subscription Warrants were exercised with total proceeds received of $10,363,272 (C$12,990,000) in respect of the Subscription Warrants. The remaining 1,005,000 unexercised warrants expired. The fair value of the Subscription Warrants exercised was revalued to $7,967,813 and transferred to contributed surplus. The remaining value of the warrants liability was reduced to $nil and recognized in the statement of operations.

The Subscription Warrants were classified as derivative financial liabilities as a result of their being denominated in Canadian dollars. Proceeds from the Private Placement were allocated between Subscription Shares and Subscription Warrants on a pro-rata basis of their fair value within the unit.

The issue date fair value of the Subscription Warrants was determined to be C$0.46 per warrant with the resulting allocation of the total proceeds for the Private Placement being:

	C$	$
Warrants liability – Subscription Warrants	3,476,472	2,880,258
Share capital – Subscription Shares	11,523,528	9,547,248
Total gross proceeds	15,000,000	12,427,506

Financing Costs

Costs directly attributable to the Private Placement were made up of:

$
Finders’ Units	442,833
Additional financing costs	100,931
Total financing costs	543,764

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Financing costs were allocated on a pro-rata basis between Subscription Shares and Subscription Warrants, with the portion allocated to Subscription Warrants recognized as an expense and the portion allocated to Subscription Shares recognized as a reduction in share capital as follows:

$
Subscription Warrants – financing expense	126,026
Subscription Shares – share issue costs	417,738
543,764

(c)	Finders’ Units

In connection with the Private Placement, eligible finders were issued a total of 534,500 Finders’ Units, upon closing of the Transaction and representing 5% of the number of Subscription Receipts placed by such eligible finders. Each Finders’ Unit consisted of one Finders’ Share and one-half of a Finders’ Warrant, with the same terms and conditions as the Subscription Warrants (See (b)).

The allocation of values between Finders’ Shares and Finders’ Warrants were as follows:

	C$	$
Contributed surplus – Finders’ Warrants	123,878	102,633
Share capital – Finders’ Shares	410,622	340,200
Total value of Finders’ Units issued	534,500	442,833

As at August 9, 2021, all Finders’ Warrants were exercised and total proceeds of $426,602 (C$534,500) in respect of the Finders’ Warrants were received.

20.	SHARE BASED PAYMENTS

The Company adopted a stock option plan (the “Plan”) pursuant to the Securities Act of Ontario (the “Act”). The aggregate maximum number of shares reserved for issuance under the Plan and all other security-based compensation arrangements (together “Share Compensation Arrangements”) at any given time is 10% of the Company’s issued and outstanding shares as at the date of the grant of the Share Compensation Arrangement. Any shares subject to a stock option under the Plan which have been exercised, cancelled, repurchased, expired or terminated in accordance with the Plan will again be available under the Plan.

Under the Plan, the Company may grant to directors, officers, employees, and consultants stock options to purchase common shares of the Company. Stock options granted under the Plan will be for a term not to exceed 10 years.

The continuity of stock options during the period were as follows:

	2022		2021
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
		C$		C$
Outstanding, beginning of period	3,798,750	1.78	2,120,000	0.37
Granted	965,000	2.86	2,488,750	2.48
Exercised (a)	(601,667)	(0.29)	(687,500)	(0.20)
Expired/Cancelled	(142,916)	(2.23)	(122,500)	(0.48)
Outstanding, December 31	4,019,167	2.25	3,798,750	1.78

(a)	On January 5, 2021, 500,000 options were modified whereby vesting of such options were accelerated and immediately exercised, resulting in the recognition of $19,237 in the consolidated statement of operations and comprehensive loss on the date of modification.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

The following table summarizes information about stock options outstanding and exercisable as at December 31, 2022:

	Options Outstanding			Options Exercisable
Range of Price (C$)	Number of Options Outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price (C$)	Number of options exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price (C$)
$0.60 – $1.00	1,241,667	1.16	0.79	1,044,999	1.12	0.75
$2.00 – $3.00	2,617,500	4.27	2.84	855,624	3.89	2.84
$3.01 – $4.00	160,000	3.59	3.96	77,500	3.57	3.98
	4,019,167	3.28	2.25	1,978,123	2.41	1.78

Options outstanding as at December 31, 2022 have vesting terms of every six or eight months over a two-year period and have terms of two to five years.

The following is a summary of the stock options granted during the period, the fair values and the assumptions used in the Black-Scholes option pricing formula:

For the year ended December 31	2022	2021

Number of options granted	965,000	2,488,750
Weighted average share price on grant date	C$2.86	C$2.48
Weighted average risk-free interest rate	3.28%	0.95%
Weighted average dividend yield	Nil	Nil
Weighted average stock price volatility, based on historical volatility for comparable companies	87%	114%
Weighted average period to expiry (years)	3.1	2.9
Weighted average grant date fair value per option	$2.1	$1.3

21.	EXPENSES BY NATURE

(a)	Exploration and evaluation

Exploration and evaluation expense is made up of the following:

	For the year ended December 31, 2022	For the year ended December 31, 2021
	$	$
Drilling services	3,709,223	1,670,642
Assaying	1,579,362	404,594
Salaries and benefits	1,409,523	878,478
Field costs, surveys and other	1,282,307	831,741
Option payments and fees (i)	1,245,277	1,641,578
Transportation and meals	666,778	382,080
Consulting and professional fees	448,661	587,410
Communities	391,062	193,728
Depreciation and amortization	203,473	108,452
Geophysics	175,899	245,398
Security	171,530	70,691
	11,283,095	7,014,792

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

i.	Includes total option payments in respect of option agreements for the year ended December 31, 2022 of $850,000 (year ended December 31, 2021 – $1,450,000).

(b)	General and administration

General and administration expense is made up of the following:

	For the year ended December 31, 2022	For the year ended December 31, 2021
	$	$
Share-based compensation	2,165,149	780,042
Salaries and benefits	1,521,941	1,345,522
Consulting and professional fees	572,417	745,526
Office administration	246,764	69,222
Travel and entertainment	262,459	139,727
Regulatory and compliance fees	126,814	54,245
Investor relations	215,546	42,496
Depreciation and amortization	8,809	6,606
Directors’ fees and expenses	10,000	8,000
	5,129,899	3,191,386

(c)	Finance costs

Finance costs is made up of the following:

	For the year ended December 31, 2022	For the year ended December 31, 2021
	$	$
Finance issue expense (i)	82,901	126,025
Interest accretion expense (ii)	27,625	23,063
	110,526	149,088

i.	Represents the portion of the Offering and Private Placement financing costs allocated to the Subscription Warrants (See Note 11(b), 19(b)).

ii.	Interest accretion expense or amortization of the discount is in respect of the lease liability, representing also the interest portion of lease payments (See Note 12)

22.	CASH FLOW INFORMATION

Operating Activities

Net changes in working capital items:

	For the year ended December 31, 2022	For the year ended December 31, 2021
	$	$
Receivables and prepaid expenses	(568,804)	(194,708)
Net assets acquired from RTO Transaction (Note 19(a))	–	463,559
Accounts payables and accrued liabilities	206,109	1,401,507
	(362,695)	1,670,358

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

23.	COMMITMENTS, OPTION AGREEMENTS AND CONTINGENCIES

Commitments

As at December 31, 2022, the Company had the following contractual commitments and obligations:

	Total	Less than 1 Year	Years 2 – 5	After 5 Years
	$	$	$	$
Other lease commitments (a)	94,885	94,885	–	–
Service contracts (b)	–	–	–	–
	94,885	94,885	–	–

(a)	Lease liability commitments represent contractual lease payments payable over future periods in respect of lease liabilities recognized.

(b)	Service contracts represent commitments in respect of drilling. As of December 31, 2022, all contracted work was completed by 2022.

Option Agreements

The Company has the option to terminate its option agreements at any time. Future expenditures are therefore dependent on the success of exploration and development programs and a decision by management to continue or exercise its option(s) for the relevant project and agreement.

As at December 31, 2022, the expected timing of payments, in respect of the Company’s option agreements under the assumption that the Company continues to exercise its option(s) for the relevant project and agreement are as follows:

	Total	Less than 1 Year	Years 2 – 5	After 5 Years
	$	$	$	$
First Guayabales Option (c), (d)	2,750,000	500,000	1,416,662	833,338
Second Guayabales Option	6,050,000	250,000	1,000,000	4,800,000
San Antonio Option (c)	2,320,000	150,000	2,170,000	–
Other Option agreements (e)	1,772,735	1,772,735	–	–
	12,892,735	2,672,735	4,586,662	5,633,338

(c)	Excludes additional option payment or NSR upon reaching commercial production.

(d)	Amounts disclosed relate only to option payments of the agreement. In addition, as at December 31, 2022, the Company has recognized a total of $8,211,352 as exploration and evaluation expenditures in respect of the minimum expenditures required under the First Guayabales Option.

(e)	Amounts disclosed related to the option agreements to purchase surface rights for a two-year period.

Environmental Contingencies

The Company’s exploration activities are subject to Colombian laws and regulations governing the protection of the environment. These laws are subject to change and may generally become more restrictive. The Company may be required to make future expenditures to comply with such laws and regulations, the amounts for which are not determinable and have not been recognized in the consolidated financial statements.

24.	SUBSEQUENT EVENTS

On March 22, 2023, the Company closed a bought deal financing of $21,882,000 (C$30,005,000) conducted by a syndicate of underwriters. The offering consisted of the sale of 7,060,000 common shares at a price of C$4.25 per share.